FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NBG Group 1Q.09 results

Athens, 29 May 2009

In €mn	1Q 2009		1Q 2008	Δ
Attributable profit	317		401	-21%
Attributable profit from Domestic Operations	177		245	-28%
Attributable profit Finansbank	103		106	-2%
Attributable profit SE Europe	37		50	-26%

Return on Equity	22%		28%	-600	bps
Cost / Income	46%		46%	—
NPL ratio	3.7%		3.5%	+20	bps

Total assets (€bn)	107		90	+19%
Loans / Deposits	95%		92%	+300	bps

Tier I capital adequacy	10.4	%(*)	9.2%	+120	bps

(*) Including Greek State preference shares of €350 mn.

The results of the first quarter underscore both our efforts to contain the impact of the current crisis as well as the conservative management stance of the past several years.

The results of the first quarter reflect our comparative advantages: excess liquidity, high capital levels, and a conservative loan book comprising mostly low risk collateralized lending.

The emphasis of management is now on containing the deterioration of asset quality and on sustaining our high pre-provision profit margin, through a repricing of risk and through aggressive cost containment.

Though uncertainty over developments in the coming quarters remains high, I feel more confident now about our ability to come out stronger from the crisis in order to make use of growth opportunities.

Athens, May 2009

Takis Arapoglou

Chairman and CEO

Group net profit in 1Q09: €317 million

Group net profit for the first quarter of 2009 stood at €317 million, down by 4% qoq and 21% yoy. Profit before provisions amounted to €662 million, up 9% yoy.

•                  Net profit from domestic business totalled €177 million, down 19% on the previous quarter, while profit before provisions amounted to €397 million, up 6% yoy.

•                  Finansbank posted profit of TRY224 million (€103 million) in 1Q09, up 33% qoq and 17% yoy. This figure corresponds to 1/3 of total Group profit. Profit before provisions increased by 39% yoy and 15% qoq.

•                  Net profit from the Group’s operations in Southeast Europe declined by 26% yoy (though up by 14% qoq) to €37 million, contributing 12% of total Group profitability. Despite the highly unfavourable environment in the region net profit, before provisions, for the Group’s SE European affiliates increased by 6% yoy.

These results were achieved within a very hostile environment, with quarterly provisions remaining at the high level reached in 4Q08. Specifically, the Group formed provisions for credit risk totalling €235 million in 1Q09, compared with just €88 million in 1Q08.

Consistent management of doubtful debt shields NBG from credit crunch fallout

Despite the credit crunch, the loan book remains healthy. The NPL ratio stood at 3.7% compared with 3.5% in 1Q08. The Group’s conservative and prudent provisioning policy resulted in provision coverage of more than 70% of NPLs, before taking into account the value of collateral.

In addition, the Group’s systematic risk management has meant that the loan book is concentrated on low risk sectors such as mortgages and financing to businesses and the wider public sector, which together comprise 83% of the Group’s aggregate loan book.

2

Financing continues at a steady pace

Total Group lending in 1Q09 amounted to €67.6 billion compared with €57.1 billion in 1Q08, up 18% yoy, despite the adverse impact of the credit crisis and the recessionary pressures in most of the countries of the region.

In 1Q09, the Group succeeded in increasing its lending on the previous quarter by 3% in Greece and 2% in Turkey, while in SE Europe the level remained unchanged.

Greece: €5.7 billion in disbursements, €1.6 billion net loan worth

Notwithstanding the global crisis, the Bank leveraged its strong liquidity to increase its funding to Greek businesses and households. The loan book in Greece grew by €1.6 billion in 1Q09 to €47.7 billion, up by 14% on an annualised base.

This performance exceeds the credit targets set by the Group for Greece and underscores NBG’s commitment to maintain an uninterrupted flow of financing to the national economy, even as the banking crisis swept across the globe from September onwards. SMEs played a key role in this performance, with the lending balance in this segment growing by around 32% on an annualised basis.

Growth in retail banking was also positive. Retail lending in 1Q09 totalled €30.4 billion. Growth in the retail loan balance in the same period was €850 million, an increase of the order of 12% on an annualised basis.

Specifically:

•                  Mortgages grew by 13% yoy to over €19 billion.

•                  Disbursements of new housing loans in 1Q09 amounted to €645 million, resulting in an annualised growth of mortgages by 10%. Total mortgage disbursements correspond to 41% of aggregate disbursements in the Greek market, demonstrating the importance that NBG attributes to maintaining normal financing flows to this product segment.

•                  Consumer loans and cards grew by 13% yoy to €6.8 billion. In 1Q09, net growth in consumer loans amounted to €113 million, bringing the current year’s growth rate to 7%, a particularly encouraging pace given the contraction in demand.

•                  The lending balance to professionals and SMEs posted positive growth of around 32% on an annualised basis in 1Q09 to over €4.4 billion. Disbursement of loans to SMEs via the Small Business Guarantee

3

Fund has also progressed rapidly, exceeding €840 million by the end of April.

Net growth in lending to medium and large corporates amounted to €700 million in 1Q09, which corresponds to a 17% increase on an annualised basis.

Deposit growth is funding credit expansion

Group deposits grew by 14% yoy to €69 billion in 1Q09. As a result, Group lending as a whole is covered by deposits, with the loan-to-deposit ratio remaining unchanged at 95%.

The Bank’s strong liquidity and, above all, its stability comprise a substantial competitive advantage, particularly in the current environment, which limits the ability to raise liquidity from the global money and capital markets.

In addition, customer deposits in Greece increased by 14% yoy to €56.3 billion.

Balanced growth mitigates the impact of shrinking margins

Group interest income stood at €945 million, up 11% yoy. This result was achieved within a global environment of extremely tight liquidity, and reflects the balanced growth of the loan books in Greece and abroad, coupled with efficient management of the cost of raising funding.

The Bank’s participation in financing to the Greek state (an area in which the Bank traditionally plays a leading  role) was a key contributing factor in maintaining interest income at record highs.

Group net interest margin stood at 4.10%, lower than the 4.21% posted in 4Q08, but nevertheless steadily above the 4% level.

Efforts to contain costs continue

Growth in the Group’s operating costs was contained at +8% yoy, despite the growth in the branch network in SE Europe and Turkey in 2008 (+137 branches or +9%) and investment in the operational integration of the Group’s international subsidiaries. Compared with the previous quarter, operating costs, in fact, declined by 14%.

Accordingly, the cost/income ratio stood at 46%.

Fully aware of the particularly adverse environment into which the banking sector has entered, the NBG Group continues its cost cutting policy unabated, aiming at a radical restructuring of its cost base.

4

Finansbank: sustained profit growth

The net profit of the Finansbank Group grew by 33% qoq to TRY 224 million (€103 million).

This performance reflects the growth in profit before provisions, up by 15% qoq, underscoring the strong fundamentals of the Bank that enable it to boost its core earnings despite the adverse climate faced by the Turkish economy.

At the end of 1Q09, Finansbank’s lending totalled TRY23.4 billion (€10.5 billion), up 16% on an annual basis.

The slower growth rate of the Turkish economy in 1Q09 led to restrained growth in Finansbank’s lending (just 2% in 1Q09). This ongoing slowdown reflects the general adjustment in the pricing of credit risk and credit approval criteria applied by the Group in Turkey. Specifically:

•                  Retail lending remained at the forefront of Finansbank’s growth trajectory and has continued to grow at an impressive 33% annually. In 1Q09, retail loans totalled TRY10.5 billion (€4.7 billion). Mortgage and consumer lending presented a strong dynamic, growing by 28% and 37%, respectively yoy.

•                  Business lending grew by 5% on an annual basis to TRY12.9 billion (€5.8 billion).

The adverse economic climate that continued through 1Q09 affected the quality of the loan book, as the NPL ratio stood at 3.8% of total loans, up 0.6% qoq, though well below the average for the Turkish market.

Finanbank’s deposits posted an excellent performance, growing rapidly by 25% yoy, as a result of the Bank’s strategy to broaden its deposit base, particularly in local currency. At the end of 1Q09, local currency deposits totalled TRY10.0 billion (€4.5 billion) compared with TRY6.8 billion (€3.3 billion) in 1Q08, up 48%.

Growth in Finansbank’s deposit base in local currency led the loan-to-deposit ratio to 121%, a particularly strong performance especially as residual financing is funded by medium-term borrowing from the international markets (non-Group) with maturity extending up to 2013.

The combination of customer deposits and medium-term borrowing has made Finansbank virtually self-funded, meaning that its cross-border borrowing from the Group was significantly reduced throughout the year.

The scheduled expansion of Finansbank’s branch network was completed in 2008, and accordingly only one more branch was added in 1Q09, bringing the total to 459 branches.

5

SE Europe: satisfactory core profitability — lending and deposits remain unchanged

Net profit from operations in SE Europe amounted to €37 million in 1Q09, compared with €50 million a year earlier, burdened by higher provisions. Profit before provisions amounted to €73 million, up by 6% yoy. All the countries of the region continued to post profitability in 1Q09, both in terms of operating and net income, absorbing the extra provisions made for loan loss.

Growth in operating expenses was contained at 10% yoy. This was assisted by the completion of the Group’s branch network expansion programme in the region, which today includes 751 branches and 9,600 employees.

Total lending in SE Europe stood at €9.4 billion (including the €1.1 billion lending balance of the Cypriot franchise), up 25% yoy, though unchanged since the beginning of the year, as loan repayments are virtually equivalent to new loan production. There has been a reduction in the non-secured loan portfolio (consumer loans), to which the Group is systematically reducing its exposure in the region.

Total deposits amounted to €5 billion, up by 7% yoy and remaining steady since the beginning of the year, which is encouraging, as the total deposit market in these countries in fact contracted by 6% over the same period.

The quality of the loan book in SE Europe remains particularly satisfactory, with NPLs comprising 3.3% of the total loan book, reflecting the defensive restructuring of the Group’s portfolio in the region, 79% of which is secured by a high level of collateral. Note that in the Group’s key markets in SE Europe (Romania and Bulgaria) the NPL ratio is substantially lower than that of the market.

Capital adequacy: consistently ranking among the top European banks

The Tier I capital adequacy ratio, taking into account the Hellenic Republic preference shares and the sale of treasury stock, stands at 10.4%. The Equity Tier I ratio, which does not include hybrid capital and shares, is estimated to be around 8.3%. These levels rank NBG among the best capitalized banks in Europe.

The combination of high liquidity and a strong capital base provides the Group with the foundations on which it can continue to build its growth in Greece and abroad, and secures stability even in the eventuality that the economic environment deteriorates yet further.

6

National Bank of Greece S.A.

Group and Bank

Condensed Interim Financial Statements

31 March 2009

May 2009

Statement of Financial Position

as at 31 March 2009

		Group		Bank
€ 000’s	Note	31.3.2009	31.12.2008	31.3.2009	31.12.2008
ASSETS
Cash and balances with central banks		3.787.820	4.145.395	1.500.225	1.959.249
Due from banks (net)		2.733.733	2.490.064	4.549.601	5.202.048
Financial assets at fair value through Profit or Loss		3.724.818	2.190.604	3.281.494	1.717.902
Derivative financial instruments		1.843.279	1.590.320	1.458.455	1.303.708
Loans and advances to customers (net)	5	74.466.096	73.076.469	57.736.254	55.798.270
Investment securities		12.050.376	9.730.709	9.920.594	7.708.371
Investment property		147.006	148.073	—	—
Investments in subsidiaries		—	—	7.342.432	7.149.862
Investments in associates		57.883	55.683	6.921	6.921
Goodwill, software & other intangible assets	6	2.386.228	2.473.994	109.940	111.285
Property & equipment	7	1.970.374	1.982.768	977.605	986.405
Deferred tax assets		865.431	774.205	724.393	640.171
Insurance related assets and receivables		723.738	707.721	—	—
Current income tax advance		138.594	113.903	138.594	113.903
Other assets		2.336.531	2.241.827	1.685.086	1.587.984
Non current assets held for sale		117.239	116.893	—	—
Total assets		107.349.146	101.838.628	89.431.594	84.286.079

LIABILITIES
Due to banks		18.926.958	14.840.030	17.631.702	13.801.415
Derivative financial instruments		1.384.363	1.567.815	1.313.368	1.426.951
Due to customers	8	68.993.917	67.656.948	57.269.157	56.291.053
Debt securities in issue		1.835.957	1.813.678	—	—
Other borrowed funds		2.007.870	1.922.873	3.937.769	3.874.881
Insurance related reserves and liabilities		2.294.147	2.266.256	—	—
Deferred tax liabilities		727.565	619.829	563.517	466.224
Retirement benefit obligations		228.175	230.747	115.492	108.057
Current income tax liabilities		22.520	12.428	—	—
Other liabilities		2.863.826	2.632.114	2.114.203	1.883.712
Liabilities held for sale		9.394	8.856	—	—
Total liabilities		99.294.692	93.571.574	82.945.208	77.852.293

SHAREHOLDERS’ EQUITY
Share capital	10	2.490.771	2.490.771	2.490.771	2.490.771
Share premium account	10	2.682.050	2.682.050	2.682.050	2.682.050
Less: treasury shares	10	(145.277)	(145.277)	(145.277)	(145.277)
Reserves and retained earnings		1.126.245	944.063	1.458.842	1.406.242
Equity attributable to NBG shareholders		6.153.789	5.971.607	6.486.386	6.433.786

Minority interest		854.966	842.408	—	—
Preferred securities		1.045.699	1.453.039	—	—
Total equity		8.054.454	8.267.054	6.486.386	6.433.786

Total equity and liabilities		107.349.146	101.838.628	89.431.594	84.286.079

Athens, 29 May 2009

THE CHAIRMAN	THE VICE CHAIRMAN	THE CHIEF FINANCIAL	THE DEPUTY
AND DEPUTY CHIEF
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 21 form an integral part of these financial statements

Income Statement

for the period ended 31 March 2009

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.3.2009	31.3.2008	31.3.2009	31.3.2008

Interest & similar income		1.781.002	1.655.775	1.048.218	990.139
Interest expense & similar charges		(836.241)	(801.180)	(499.333)	(511.086)
Net interest income		944.761	854.595	548.885	479.053

Fee and commission income		177.859	203.811	72.331	69.686
Fee and commission expense		(11.502)	(15.875)	(5.136)	(4.952)
Net fee and commission income		166.357	187.936	67.195	64.734

Earned premia net of reinsurance		191.236	155.331	—	—
Net claims incurred		(164.279)	(127.165)	—	—
Earned premia net of claims and commissions		26.957	28.166	—	—

Net trading income and results from investment securities		109.160	23.868	43.290	30.176
Net other income/(expense)		(19.244)	22.110	3.999	50.521
Total income		1.227.991	1.116.675	663.369	624.484

Personnel expenses		(348.909)	(320.984)	(218.738)	(194.196)
General, administrative & other operating expenses		(173.918)	(171.858)	(74.627)	(65.028)
Depreciation, amortisation & impairment charges of fixed assets		(44.797)	(36.888)	(25.585)	(17.528)
Amortisation of intangible assets recognised on business combinations		(6.005)	(7.173)	—	—
Finance charge on put options of minority interests		(2.692)	(4.116)	(2.692)	(4.116)
Impairment charge for credit losses		(234.743)	(87.988)	(144.389)	(63.055)
Share of profit/(losses) of associates		(109)	105	—	—
Profit before tax		416.818	487.773	197.338	280.561

Tax expense		(86.547)	(82.735)	(46.859)	(54.831)
Profit for the period		330.271	405.038	150.479	225.730

Attributable to:
Minority interests		12.930	3.973	—	—
NBG equity shareholders		317.341	401.065	150.479	225.730

Earnings per share- Basic	4	€0,61	€0,76	€0,31	€0,46
Earnings per share- Diluted	4	€0,61	€0,76	€0,31	€0,45

Athens, 29 May 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 21 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 March 2009

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.3.2009	31.3.2008	31.3.2009	31.3.2008

Profit for the period		330.271	405.038	150.479	225.730

Other comprehensive income, net of tax:
Available for sale securities, net of tax		(109.433)	(81.893)	(100.324)	(20.712)
Currency translation differences, net of tax		(132.094)	(756.607)	(9)	(465)
Net investment hedge, net of tax		(18.805)	—	—	—
Net other comprehensive income/(expense), net of tax	11	(260.332)	(838.500)	(100.333)	(21.177)

Total comprehensive income/(expense), net of tax		69.939	(433.462)	50.146	204.553

Attributable to:
Minority interests		25.674	(57.230)	—	—
NBG equity shareholders		44.265	(376.232)	50.146	204.553

Athens, 29 May 2009

THE CHAIRMAN	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF EXECUTIVE OFFICER	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 21 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 31 March 2009

	Attributable to equity holders of the parent company
	Share capital		Share premium			Available for sale	Currency	Net	Reserves &		Minority Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	(24.501)	264.529	(23.239)	1.596.487	6.470.420	2.071.515	8.541.935
Other Comprehensive Income	—	—	—	—	—	(81.802)	(681.477)	—	(14.018)	(777.297)	(61.203)	(838.500)
Net profit/(loss) for the period	—		—		—	—	—	—	401.065	401.065	3.973	405.038
Total Comprehensive Income	—	—	—	—	—	(81.802)	(681.477)	—	387.047	(376.232)	(57.230)	(433.462)
Dividends to preferred securities	—	—	—	—	—	—	—	—	(22.584)	(22.584)	—	(22.584)
Share based payments	—	—	—	—	—	—	—	—	5.599	5.599	—	5.599
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	(2.241)	(2.241)	(2.386)	(4.627)
Purchases/ disposals of treasury shares & preferred securities	—	—	—	—	(3.089)	—	—	—	(5.094)	(8.183)	—	(8.183)
Balance at 31 March 2008	2.385.992	—	2.292.753	—	(24.690)	(106.303)	(416.948)	(23.239)	1.959.214	6.066.779	2.011.899	8.078.678
Movements from 1.4.2008 to 31.12.2008	97.279	7.500	6.522	382.775	(120.587)	(732.806)	(245.742)	(148.607)	658.494	(95.172)	283.548	188.376
Balance at 31 December 2008 & at 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(839.109)	(662.690)	(171.846)	2.617.708	5.971.607	2.295.447	8.267.054
Other Comprehensive Income	—	—	—	—	—	(109.437)	(141.591)	(18.805)	(3.243)	(273.076)	12.744	(260.332)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	317.341	317.341	12.930	330.271
Total Comprehensive Income	—	—	—	—	—	(109.437)	(141.591)	(18.805)	314.098	44.265	25.674	69.939
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	153.253	153.253	(422.437)	(269.184)
Dividends to preferred securities	—	—	—	—	—	—	—	—	(19.485)	(19.485)	—	(19.485)
Share based payments	—	—	—	—	—	—	—	—	2.454	2.454	—	2.454
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	1.555	1.555	1.981	3.536
Purchases/ disposals of treasury shares	—	—	—	—	—	—	—	—	140	140	—	140
Balance at 31 March 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(948.546)	(804.281)	(190.651)	3.069.723	6.153.789	1.900.665	8.054.454

The notes on pages 9 to 21 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 31 March 2009

	Attributable to equity holders of the parent company
	Share capital		Share premium			Available for sale	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	Retained earnings	Total
At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	(37.888)	352	1.916.313	6.535.921
Other Comprehensive Income	—	—	—	—	—	(20.712)	(465)	—	(21.177)
Net profit/(loss) for the period	—	—	—	—	—	—	—	225.730	225.730
Total Comprehensive Income	—	—	—	—	—	(20.712)	(465)	225.730	204.553
Share based payments	—	—	—	—	—	—	—	5.599	5.599
Balance at 31 March 2008	2.385.992	—	2.292.753	—	(21.601)	(58.600)	(113)	2.147.642	6.746.073
Movements from 1.4.2008 to 31.12.2008	97.279	7.500	6.522	382.775	(123.676)	(605.197)	(50)	(77.440)	(312.287)
Balance at 31 December 2008 and at 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(663.797)	(163)	2.070.202	6.433.786
Other Comprehensive Income	—	—	—	—	—	(100.324)	(9)	—	(100.333)
Net profit/(loss) for the period	—	—	—	—	—	—	—	150.479	150.479
Total Comprehensive Income	—	—	—	—	—	(100.324)	(9)	150.479	50.146
Share based payments	—	—	—	—	—	—	—	2.454	2.454
Balance at 31 March 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(764.121)	(172)	2.223.135	6.486.386

The notes on pages 9 to 21 form an integral part of these financial statements

Statement of Cash Flows

for the period ended 31 March 2009

	Group		Bank
	3 month period ended		3 month period ended
€ 000’s	31.3.2009	31.3.2008	31.3.2009	31.3.2008
Cash flows from operating activities
Profit for the period	330.271	405.038	150.479	225.730
Adjustments for:
Non-cash items included in income statement and other adjustments:	346.984	176.777	207.095	133.547
Depreciation, amortisation & impairment on assets & investment property	50.802	44.061	25.585	17.528
Share based payment	2.454	5.599	2.454	5.599
Impairment losses / (recoveries) on investments	677	182	532	182
Amortization of premiums / discounts of investment securities and loans and receivables	(20.468)	860	(21.253)	238
Provisions for credit and other risks	238.878	87.989	146.056	67.738
Provision for employee benefits	12.836	3.968	8.554	476
Other provisions	695	(3.580)	—	—
Equity income of associates	109	(105)	—	—
Finance charge on put options of minority interest	2.692	4.116	2.692	4.116
Deferred tax expense / (income)	59.968	43.679	46.859	38.066
Dividend income from investment securities	(1.326)	(2.452)	(37.482)	(37.443)
Net (profit) / loss on disposal of fixed assets & investment property	890	(20.482)	(28)	(35)
Net (income) / expense on investment securities	(29.216)	(6.159)	512	(2.915)
Interest from financing activities	27.993	23.217	32.614	39.997

Net (increase) / decrease in operating assets:	(3.572.089)	(1.308.025)	(3.479.625)	(2.680.637)
Due from central banks	(139.700)	792.342	29.279	(76.847)
Due from other banks	(22.983)	(115.201)	514.350	(54.643)
Financial assets & liabilities at fair value through Profit or Loss	(1.549.485)	(593.810)	(1.620.973)	(643.486)
Derivative financial instruments (assets)	(256.237)	(151.820)	(136.466)	(106.552)
Loans and advances to customers	(1.470.998)	(962.602)	(2.143.948)	(1.416.989)
Other assets	(132.686)	(276.934)	(121.867)	(382.120)

Net increase / (decrease) in operating liabilities:	5.501.537	707.882	4.980.888	1.407.838
Due to banks	4.086.928	646.400	3.830.287	180.474
Due to customers	1.336.971	(6.254)	1.038.013	978.680
Derivative financial instruments (liabilities)	(208.529)	(150.176)	(113.583)	79.315
Retirement benefit obligations	(15.408)	(17.537)	(1.119)	(1.105)
Insurance related reserves and liabilities	27.891	38.255	—	—
Income taxes paid	(255)	(19.564)	—	(1.101)
Other liabilities	273.939	216.758	227.290	171.575
Net cash from/(used in) operating activities	2.606.703	(14.212)	1.858.837	(913.522)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(3.191)	—	(3.319)
Disposals of subsidiaries, net of cash disposed	—	—	—	—
Acquisitions / disposals of associates	(2.686)	181	—	—
Participation in share capital increase of subsidiaries	—	—	(192.426)	(2.500)
Dividends received from investment securities & associates	1.680	2.452	37.482	37.443
Purchases of fixed and intangible assets	(43.987)	(81.573)	(15.807)	(20.076)
Proceeds from sale of fixed assets	698	8.364	35	1.026
Purchases of investment securities	(7.190.425)	(4.623.906)	(2.448.664)	(185.151)
Proceeds from redemption and sale of investment securities	4.717.181	4.457.605	145.806	435.405
Net cash from / (used in) investing activities	(2.517.539)	(240.068)	(2.473.574)	262.828

Cash flows from financing activities
Repayments of borrowed funds and debt securities	(346.555)	(167.162)	—	—
Proceeds from sale of treasury shares	21.528	30.116	—	—
Repurchase of treasury shares	(21.388)	(33.663)	—	—
Dividends to ordinary and preference shareholders	(11.191)	—	(11.191)	—
Dividends to preferred securities	(19.485)	(22.584)	—	—
Net cash from / (used in) financing activities	(377.091)	(193.293)	(11.191)	—
Effect of foreign exchange rate changes on cash and cash equivalents	(21.125)	(219.404)	705	(39.187)
Net increase/(decrease) in cash and cash equivalents	(309.052)	(666.977)	(625.223)	(689.881)
Cash and cash equivalents at beginning of period	2.622.978	6.164.920	3.674.864	5.456.449
Cash and cash equivalents at end of period	2.313.926	5.497.943	3.049.641	4.766.568

The notes on pages 9 to 21 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                        General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and its shares are listed on the Athens Stock Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs.  The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr.  By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad.  In its 169 years of operation the Bank has expanded on its commercial banking business by entering into related business areas.  National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level.  The Group operates primarily in Greece, but has also operations in UK, South Eastern Europe, Cyprus, Egypt, South Africa and Turkey.

The Board of Directors consists of the following members:

Executive Members
Efstratios (Takis) - Georgios A. Arapoglou	Chairman of the Board and Group CEO
Ioannis G. Pechlivanidis	Vice Chairman and Deputy Group CEO

Non-Executive Members
Achilleas D. Mylonopoulos	Employees’ representative, General Secretary of the Greek Federation of the Employee Bank Union
Ioannis P. Panagopoulos	Employees’ representative, Chairman of Greek General Confederation of Labour
Ioannis C. Yiannidis	Professor, University of Athens Law School and Legal Counselor
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman of Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Shipowner
Constantinos D. Pilarinos	Economist, Chairman of the Association of Greek Former Members of the Hellenic and the European Parliament
Drakoulis K. Fountoukakos - Kyriakakos	Entrepreneur
Panagiotis C. Drosos	Economist, Member of the Board of Directors European Investment Bank (EIB)
Theodoros I. Abatzoglou*	Political Scientist - Pharmacist, Governor of IKA (Social Security Fund)

Greek State representative
Alexandros N. Makridis	Economist

*On 26 February 2009 Mr Theodoros Abatzoglou was elected as a member of the Board following the resignation of Mr George I. Mergos.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  The term of the above members expires in 2010 following their election by the shareholders’ general meeting on 25 May 2007.  Following the decision of the Bank to participate in the support plan for liquidity, the Greek State appointed Mr Alexandros Makridis as its representative in the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 29 May 2009.

Notes to the Financial Statements

Group and Bank

NOTE 2:                        Summary of significant accounting policies

2.1           Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the three month period ended 31 March 2009 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”.  These interim financial statements include selected explanatory notes and they do not include all the information required for full annual financial statements.  Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2008, which have been prepared in accordance with IFRS.  When necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

2.2           Principal accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2008, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards applied from 1 January 2009

• IAS 23, “Borrowing costs” (Revised) (effective from 1 January 2009).  It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. The Group has applied IAS 23 (Revised) from 1 January 2009, however, it did not have a significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRS 8, “Operating Segments” (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance.  The Group has applied this standard for these Condensed Consolidated and Bank Interim Financial Statements, as described in Note 3.

• IAS 1 “Presentation of Financial Statements” (Revised) (effective from 1 January 2009).  It requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income.  The Group has applied IAS 1 (Revised) for the annual period beginning on 1 January 2009.

• IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2009). The amendment deals with two matters.  It clarifies that vesting conditions are service conditions and performance conditions only.  Other features of a share-based payment are not vesting conditions.  It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.  The Group has applied this amendment for the annual period beginning on 1 January 2009, however, it did not have an impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements” (Amendment) (effective from 1 January 2009).  This amendment requires entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions:

•             puttable financial instruments (for example, some shares issued by co-operative entities)

•             instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation (for example, some partnership interests and some shares issued by limited life entities).

The Group has applied this amendment for the annual period beginning on 1 January 2009, however, it did not have an impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRIC 13, “Customer Loyalty Programmes” (effective for annual periods beginning on or after 1 July 2008).  IFRIC 13 addresses the accounting treatment by the entity that grants award credits to its customers as part of a sale transaction(s).  The Group has applied this IFRIC from 1 January 2009, however, it did not have a significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• Improvements to IFRSs (effective for annual periods beginning on or after 1 January 2009, except amendments to IFRS 5 that are effective for periods beginning on or after 1 July 2009).  These improvements include amendments considered to be necessary, but non-urgent, and that will not be included as part of another major project.

The Group has applied these amendments for the annual period beginning on 1 January 2009 (except for IFRS 5), however they did not have a significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRIC 15, “Agreements for the Construction of Real Estate” and (effective for annual periods beginning on or after 1 January 2009) and IFRIC 16, “Hedges of a Net Investment in a Foreign Operation” (effective for annual periods beginning on or after 1 October 2008).  These interpretations do not have significant impact on the Condensed Consolidated and Bank Interim Financial Statements.

• IFRS 7 “Financial Instruments: Disclosures” (Amendment March 2009) (effective for annual periods beginning on or after 1 January 2009).  The amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements.  In addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk.  The Group will provide the additional and enhanced disclosures required by this amendment in its annual Consolidated and Bank financial statements for the year ending 31 December 2009.

Notes to the Financial Statements

Group and Bank

2.3           Estimates and assumptions

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2008.

NOTE 3:                        Segment reporting

NBG Group manages its business through the following business segments:

Retail Banking

Retail banking includes all individual customers of the Group, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euro).  The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment Banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset Management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece, SE Europe and Turkey.

International

The Group’s international banking activities, apart from Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

Following the acquisition of Finansbank, the Group’s banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits of Finansbank and its subsidiaries.

Other

It includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc).

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

3 month period ended 31 March 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	307.206	131.325	173.292	12.328	124.898	222.602	(26.890)	944.761
Net fee and commission income	43.092	15.647	22.329	970	21.668	62.567	84	166.357
Other	(4.963)	(15.950)	64.708	38.653	4.691	27.464	2.270	116.873
Total operating income	345.335	131.022	260.329	51.951	151.257	312.633	(24.536)	1.227.991
Direct costs	(160.829)	(11.977)	(19.301)	(41.614)	(75.890)	(121.245)	(44.283)	(475.139)
Allocated costs and provisions	(202.897)	(31.244)	(4.167)	(109)	(34.777)	(59.786)	(2.945)	(335.925)
Share of profit of associates	—	—	(340)	258	197	—	(224)	(109)
Profit before tax	(18.391)	87.801	236.521	10.486	40.787	131.602	(71.988)	416.818
Tax expense								(86.547)
Profit for the period								330.271
Minority interest								(12.930)
Profit attributable to NBG shareholders								317.341

Segment assets
Segment assets current period	30.399.165	19.045.032	26.530.780	2.535.229	11.284.645	15.147.933	2.406.362	107.349.146
Segment assets previous period	28.495.494	18.430.922	23.317.896	2.458.227	12.159.196	14.751.771	2.225.122	101.838.628

Breakdown by business segment

3 month period ended 31 March 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	417.452	85.369	13.410	10.454	116.765	222.702	(11.557)	854.595
Net fee and commission income	43.500	13.982	35.749	120	24.619	68.800	1.166	187.936
Other	7.990	(21.306)	43.618	17.408	6.832	(9.475)	29.077	74.144
Total operating income	468.942	78.045	92.777	27.982	148.216	282.027	(18.686)	1.116.675
Direct costs	(147.918)	(8.547)	(20.281)	(41.610)	(71.251)	(136.937)	(27.707)	(454.251)
Allocated costs and provisions	(120.583)	(19.055)	(4.455)	(80)	(13.925)	(14.128)	(2.530)	(174.756)
Share of profit of associates	—	—	(178)	157	126	—	—	105
Profit before tax	200.441	50.443	67.863	(13.551)	63.166	130.962	(11.551)	487.773
Tax expense								(82.735)
Profit for the period								405.038
Minority interest								(3.973)
Profit attributable to NBG shareholders								401.065

Certain figures have been reclassified to conform to current presentation, as follows:

3 month period ended 31 March 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group
Continuing Operations
Net interest income	—	1.138	13.182	—	(1.422)	—	(12.898)	—
Other	—	—	(46.220)	—	(9.688)	—	55.908	—

Notes to the Financial Statements

Group and Bank

NOTE 4:                        Earnings per share

	Group		Bank
	31.3.2009	31.3.2008	31.3.2009	31.3.2008

Net profit attributable to equity holders of the parent	317.341	401.065	150.479	225.730
Less: dividends paid to preferred securities	(19.485)	(22.584)	—	—
Net profit attributable to NBG ordinary shareholders	297.856	378.481	150.479	225.730
Weighted average number of ordinary shares outstanding for basic EPS	490.197.765	495.716.028	490.197.765	495.763.799
Potential dilutive ordinary shares under stock options	—	1.875.375	—	1.875.375
Weighted average number of ordinary shares for dilutive EPS	490.197.765	497.591.403	490.197.765	497.639.174

Earnings per share - Basic	€0,61	€0,76	€0,31	€0,46
Earnings per share - Diluted	€0,61	€0,76	€0,31	€0,45

The potential dilutive ordinary shares result from the Bank’s stock option plans.  For the calculation of the diluted earnings per share, the weighted average number of ordinary shares in calculating the basic earnings per share is increased by the potential dilutive ordinary shares.

As at 31 March 2009, the number of potential dilutive ordinary shares is NIL due to the fact that for the 3 month period ended 31 March 2009, the exercise price of the share options outstanding was lower than the average market price of the Bank’s shares.

NOTE 5:                        Loans & advances to customers (net)

	Group		Bank
	31.3.2009	31.12.2008	31.3.2009	31.12.2008

Mortgages	22.675.288	22.278.690	19.293.078	18.876.793
Consumer loans	7.809.728	7.352.343	5.014.084	4.916.883
Credit cards	3.772.062	3.665.136	1.767.014	1.750.704
Small Business lending	6.486.997	6.150.989	4.323.649	4.035.283
Retail lending	40.744.075	39.447.158	30.397.825	29.579.663
Corporate and Public sector lending	35.475.650	35.249.734	28.370.500	27.175.552
Total	76.219.725	74.696.892	58.768.325	56.755.215
Less: Allowance for impairment on loans & advances to customers	(1.753.629)	(1.620.423)	(1.032.071)	(956.945)
Total	74.466.096	73.076.469	57.736.254	55.798.270

Included in the Group’s loans and advances to customers are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €1.120.170 (2008: €1.225.513).  The Bank has no loans and advances to customers designated at fair value through profit or loss.

NOTE 6:                        Goodwill, software & other intangible assets

The reduction in the net book value of goodwill, software and other intangible assets is mainly due to the foreign exchange differences arising from the translation of Finansbank and Vojvodjanska Bank goodwill and other intangible assets which amounted to €(81.009). The Group’s additions to goodwill, software and other intangible assets during the period amounted to €9.769, whereas the net disposals and write offs amounted to €(728). The Bank’s additions to software and other intangible assets during the period amounted to €3.963, whereas the net disposals and write offs were NIL.

NOTE 7:                        Property & equipment

The Group’s additions to property and equipment during the period amounted to €34.025, whereas net disposals and write offs amounted to €(3.845). The Bank’s additions to property and equipment during the period, amounted to €10.220, whereas net disposals and write offs were €2.323.

Notes to the Financial Statements

Group and Bank

NOTE 8:                        Due to customers

	Group		Bank
	31.3.2009	31.12.2008	31.3.2009	31.12.2008

Deposits:
Individuals	54.972.550	54.227.637	47.028.300	46.390.351
Corporates	10.735.509	10.317.126	7.272.752	7.103.767
Government and agencies	2.273.648	2.338.326	2.140.925	2.177.957
Total deposits	67.981.707	66.883.089	56.441.977	55.672.075
Securities sold to customers under agreements to repurchase	263.935	149.032	259.749	150.542
Other	748.275	624.827	567.431	468.436
Total	68.993.917	67.656.948	57.269.157	56.291.053

Included in due to customers are deposits, which contain one or more embedded derivatives.  The Group has designated these deposits as financial liabilities at fair value through profit or loss. These deposits amount to €1.334.533 (2008: €2.808.892) for the Group and €1.357.986 for the Bank (2008: €2.830.303).

NOTE 9:                        Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.  However, at 31 March 2009 the Group and the Bank have provided for cases under litigation the amounts of €44,5 million and €16,9 million respectively.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final.  Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets.  The Bank has been audited by the tax authorities up to 2007 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers.  These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract.  Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods.  Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  All of these arrangements are related to the normal lending activities of the Group.  The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.  The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	31.3.2009	31.12.2008	31.3.2009	31.12.2008
Commitments to extend credit*	18.519.225	18.536.580	14.887.063	14.627.496
Standby letters of credit and financial guarantees written	6.285.518	6.282.662	3.902.658	3.832.402
Commercial letters of credit	595.756	654.996	139.731	93.606
Total	25.400.499	25.474.238	18.929.452	18.553.504

* Commitments to extend credit at 31 March 2009 include amounts of €2.206 million for the Group (2008: €1.985 million) and €422 million for the Bank (2008: €412 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets pledged

Assets pledged comprise of trading, available for sale debt securities and loans and receivables collateralized with ECB, other central banks and organized exchanges.  Assets are pledged with Bank of Greece for the purposes of transactions through TARGET and with the derivatives clearing house (ETESEP).  The pledged amounts relate mainly to sovereign securities pledged with the European Central Bank for funding purposes of €7.030 million, and to the pledging of bonds covered with mortgage loans amounting to €2 billion, notes backed with corporate loans amounting to €975 million, consumer loans and credit cards amounting to €1.500 million and notes backed with other client receivables amounting to €1.239 million.

	Group		Bank
	31.3.2009	31.12.2008	31.3.2009	31.12.2008
Assets pledged as collaterals	13.705.909	10.449.783	13.500.340	10.363.514

e. Voluntary Retirement Schemes

On 25 November 2008, the Bank’s wholly owned subsidiary Ethniki Insurance announced a voluntary retirement scheme whereby employees fulfilling certain criteria have the opportunity to leave service receiving additional benefits to those provided by law, up to 31 December 2010 and subject to the approval of the Voluntary

Notes to the Financial Statements

Group and Bank

Retirement Scheme Committee which includes representatives of the company and its employees.  Employees of which applications have not yet been approved may withdraw their interest up to their leaving date.  In total the program concerns 239 employees, out of which 73 have either already left, or have been approved to leave by the Committee up to 30 June 2009.  Fourteen have withdrawn their application to date.  In 2008, the NBG Group has recognized an expense of €15 million in respect of the employees of which the application has been accepted to date. The maximum additional cost for the remaining employees whom the program concerns is estimated at €17 million.

f. Operating lease commitments

	Group		Bank
	31.3.2009	31.12.2008	31.3.2009	31.12.2008
No later than 1 year	78.131	80.207	24.635	26.855
Later than 1 year and no later than 5 years	254.404	256.829	78.640	81.807
Later than 5 years	149.434	157.430	76.302	80.526
Total	481.969	494.466	179.577	189.188

NOTE 10:                 Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 March 2009 and 31 December 2008 was 496.654.269 with a nominal value of €5 per share.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 Non-cumulative, Non-voting Redeemable Preference Shares, of a par value of €0,30 each.  The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange.  The annual dividend is set to USD 2,25 per preference share.

On 22 January 2009, the Extraordinary General Meeting of the Bank’s Shareholders approved the issue of 70.000.000 Redeemable Preference Shares at a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 31 March 2009, the total paid-up share capital of the Bank amounted to €2.490.771 divided into a) 496.654.269 ordinary shares of a par value of €5 each, and b) 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, of a par value of €0,30 each. The 70.000.000 Redeemable Preference Shares were issued and fully paid up on 21 May 2009 (see Note 17 Events after the balance sheet date).

Share premium

Following the share capital increase in 2008 the share premium as at 31 March 2009 and 31 December 2008 amounts to €2.682.050.

Treasury shares

At 31 March 2009 and 31 December 2008, the Bank held 6.456.504 NBG shares representing 1,3% of the paid-up share capital (2008: 1,3% of the paid-up share capital).

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2008	502.500	21.601	502.500	21.601
Purchases	11.756.276	279.249	5.954.004	123.676
Sales	(5.802.272)	(155.573)	—	—
At 31 December 2008	6.456.504	145.277	6.456.504	145.277

Purchases	1.887.482	21.388	—	—
Sales	(1.887.482)	(21.388)	—	—
At 31 March 2009	6.456.504	145.277	6.456.504	145.277

The Bank’s Annual General Meeting of the Shareholders held on 17 April 2008, approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Companies Act 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from 25 May 2008 through 24 May 2009, at a minimum price of €5 and a maximum of €60 per share.

Following the recent legislation in relation to the regulation regarding the support plan for liquidity, the buy back of own shares is prohibited as long as a financial institution participates in the liquidity scheme.  The Bank has not purchased any own shares from 1 January 2009 onwards. At a Group level, the treasury shares transactions were conducted by National P&K Securities S.A., under its capacity as Corporate Market Making in the Athens Stock Exchange.

Notes to the Financial Statements

Group and Bank

NOTE 11:                 Tax effects relating to Other Comprehensive Income components

Group	3 month period ended 31.3.2009			3 month period ended 31.3.2008
€ 000’s	Gross	Tax	Net	Gross	Tax	Net

Unrealized Gains / (Losses) for the period	(115.682)	29.894	(85.788)	(91.195)	13.944	(77.251)
Less: Reclassification adjustments for (gains)/losses included in Income statement	(29.161)	5.516	(23.645)	(6.022)	1.380	(4.642)
Available for sale securities	(144.843)	35.410	(109.433)	(97.217)	15.324	(81.893)

Currency translation differences	(132.094)	—	(132.094)	(756.607)	—	(756.607)

Net investment hedge	(25.073)	6.268	(18.805)	—	—	—
Other comprehensive income for the period	(302.010)	41.678	(260.332)	(853.824)	15.324	(838.500)

	3 month period ended			3 month period ended
Bank	31.3.2009			31.3.2008
€ 000’s	Gross	Tax	Net	Gross	Tax	Net

Unrealized Gains / (Losses) for the period	(135.066)	33.959	(101.107)	(24.037)	5.738	(18.299)
Less: Reclassification adjustments for (gains)/losses included in Income statement	1.044	(261)	783	(3.217)	804	(2.413)
Available for sale securities	(134.022)	33.698	(100.324)	(27.254)	6.542	(20.712)

Currency translation differences	(9)	—	(9)	(465)	—	(465)
Other comprehensive income for the period	(134.031)	33.698	(100.333)	(27.719)	6.542	(21.177)

NOTE 12:                 Dividend per share

In accordance with the recent legislation regarding the Hellenic republic’s Liquidity Support Plan, banks participating in the plan are allowed to distribute dividends to ordinary shareholders only in the form of shares, which must not be from treasury shares.  The stock dividend is limited to 35% of distributable profits.  The legislation explicitly excludes preference shares, like the one the Bank has issued, from this restriction.

The Bank has distributed the amount of €32.685.880 as interim dividend in respect of its Series A 25.000.000 Non-cumulative, Non-voting Redeemable Preference Shares in two installments: $28.125.000 on 6 December 2008 and $14.062.500 on 6 March 2009, following a resolution of the Board of Directors in November 2008. The above mentioned interim dividend and the distribution of an Annual Dividend of $56.250.000 have to be approved by the General Assembly of 2 June 2009 of the Bank’s Shareholders, according to the provisions of the Bank’s Articles of Association.

Notes to the Financial Statements

Group and Bank

NOTE 13:                 Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 March 2009 and 31 December 2008 are presented below.  Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business.  The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information.

As at 31 March 2009, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €25 million, €120 million, €0,1 million and €4 million respectively (31 December 2008: €29 million, €139 million, €0,4 million and €19 million respectively), whereas the corresponding figures at Bank level amounted to €15 million, €50 million, €NIL and €NIL respectively (31 December 2008: €13 million, €52 million, €NIL and €NIL respectively).

Total compensation to related parties amounted to €5,1 million (31 March 2008: €5,2 million) for the Group and to €2,2 million (31 March 2008: €1,8 million) for the Bank.  Compensation includes short-term benefits of €4,9 million, post employment benefits of €0,1 million and other long-term benefits of €NIL, as well as termination benefits of €0,1 million for the Group, and short-term benefits of €2,2 million for the Bank.

b. Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associates are set out in the table below.  At a Group level, only transactions with associates are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Transactions with subsidiaries and associates

	Group		Bank
	31.3.2009	31.12.2008	31.3.2009	31.12.2008

Assets
Loans and advances to customers	33.831	34.622	5.545.949	6.353.077

Liabilities
Due to customers	10.708	14.015	4.605.247	4.805.383

Letters of guarantee, contingent liabilities and other off balance sheet accounts	5.366	5.410	103.601	85.343

	3 month period ended		3 month period ended
	31.3.2009	31.3.2008	31.3.2009	31.3.2008

Income Statement
Interest and commission income	226	155	68.279	57.406
Interest and commission expense	724	832	69.342	87.224

NOTE 14:                 Acquisitions, disposals & other capital transactions

On 24 February 2009, Finansbank sold its subsidiary Finans Malta Holdings Ltd to NBG International B.V. (a wholly owned subsidiary of the Bank), for the amount of €185 million.  The disposal, which is part of the NBG Group restructuring efforts, was made at arm’s length and no gain or loss has arisen in the consolidated financial statements.

Since March 2009, the Bank consolidates Titlos Plc, a Special Purpose Entity established in UK, for the purpose of the securitization of Greek State loans and receivables, in which the Bank has a beneficial interest.

Notes to the Financial Statements

Group and Bank

NOTE 15:                 Capital adequacy and Credit ratings

From 1 January 2008 onwards the capital adequacy ratios are calculated in accordance with the Basel II provisions.  The Group and the Bank ratios for capital adequacy purposes as at 31 March 2009, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

Capital adequacy (amounts in € million)

	Group		Bank
	31.3.2009	31.12.2008	31.3.2009	31.12.2008
Capital:
Upper Tier I capital	7.270	7.011	6.772	6.640
Lower Tier I capital	1.436	1.736	390	390
Deductions	(2.426)	(2.490)	(221)	(198)
Tier I capital	6.280	6.257	6.941	6.832
Upper Tier II capital	(40)	68	1.182	1.394
Lower Tier II capital	313	310	145	155
Deductions	(203)	(153)	(801)	(736)
Total capital	6.350	6.481	7.467	7.645

Total risk weighted assets	64.389	62.696	48.486	47.168

Ratios:
Tier I	9,8%	10,0%	14,3%	14,5%
Total	9,9%	10,3%	15,4%	16,2%

Credit Ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’).  All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Aa3	P-1	C+	Negative
Standard & Poor’s	BBB+	A-2	—	Negative
Fitch	A-	F2	B/C	Negative

Notes to the Financial Statements

Group and Bank

NOTE 16:      Group Companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	31.3.2009	31.12.2008	31.3.2009	31.12.2008

National P&K Securities S.A.	Greece	2003-2008	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2005-2008	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2006-2008	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2007-2008	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2007-2008	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2008	70,00%	70,00%	—	—
National Insurance Brokerage S.A.	Greece	2008	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2008	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2005-2008	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2007-2008	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2006-2008	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2007-2008	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2007-2008	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2007-2008	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2004-2008	99,79%	99,79%	82,21%	82,21%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2004-2008	61,68%	61,68%	2,55%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2004-2008	99,70%	99,70%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2004-2008	99,70%	99,69%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2004-2008	87,26%	87,25%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2005-2008	99,60%	99,59%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	2007-2008	99,79%	99,79%	—	—
Finans Tuketici Finansmani A.S.	Turkey	—	99,79%	99,79%	—	—
Finans Malta Holdings Ltd	Malta	2008	100,00%	99,79%	—	—
Finansbank Malta Ltd	Malta	2007-2008	100,00%	99,79%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2008	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	2004-2008	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	2007-2008	99,93%	99,93%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2008	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A.	Romania	2000-2008	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2008	99,28%	99,28%	99,28%	99,28%
NBG Leasing IFN S.A.	Romania	2007-2008	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2008	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad	Serbia	2006-2008	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2005-2008	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2007-2008	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	2005-2008	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2003-2008	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2008	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2003-2008	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2008	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2008	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2008	99,67%	99,67%	94,32%	94,32%
NBG Luxembourg Holding S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2008	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2008	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2008	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	2008	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2008	100,00%	100,00%	—	—
Eterika Plc (Special Purpose Entity)	U.K.	2008	—	—	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	—	—	—	—	—
Revolver 2008-1 PLC (Special Purpose Entity)	U.K.	—	—	—	—	—
Titlos PLC (Special Purpose Entity)	U.K.	—	—	—	—	—
NBGI Private Equity S.A.S.	France	2008	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	2000-2008	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2008	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements

Notes to the Financial Statements

Group and Bank

		Tax years	Group %		Bank %
The Group’s and Bank’s associates are as follows:	Country	unaudited	31.3.2009	31.12.2008	31.3.2009	31.12.2008

Social Securities Funds Management S.A.	Greece	2007-2008	40,00%	40,00%	40,00%	40,00%
Phosphoric Fertilizers Industry S.A.	Greece	2008	22,02%	22,02%	15,81%	15,81%
Larko S.A.	Greece	2002-2008	36,43%	36,43%	36,43%	36,43%
Eviop Tempo S.A.	Greece	2004-2008	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008	39,34%	39,34%	39,34%	39,34%
Pella S.A.	Greece	2003-2008	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	2007-2008	31,18%	31,18%	31,18%	31,18%
Europa Insurance Co. S.A	Greece	2005-2008	25,00%	25,00%	—	—
UBB AIG Insurance & Reinsurance Company	Bulgaria	2007-2008	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2006-2008	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	2007-2008	24,98%	24,98%	—	—

NOTE 17:                 Events after the reporting period

On 15 April 2009 the Bank sold 5.954.000 own shares at a price of €13,50 per share. The proceeds from this sale will be used for strengthening the Bank’s capital base.

The Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, approved the issue of 70.000.000 Redeemable Preference Shares at a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008. On 24 February 2009, the Ministry of Development approved the above mentioned issue (resolution K2-1950 / Registrar of Companies). On 21 May 2009, the Bank’s Board of Directors certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek Government Bond with a coupon rate of 6-month Euribor plus 130 basis points. On 25 May 2009, the Board of Directors’ minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300 / Registrar of Companies).

On 19 May 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary company.

On 22 May 2009, NBG Finance Plc redeemed the €1.500 million Floating Rate Notes issued in May 2007.

NOTE 18:      Foreign exchange rates

		Fixing	Average	Average
FROM	TO	31.3.2009	1.1 - 31.3.2009	1.1 - 31.3.2008

ALL	EUR	0,00763	0,00796	0,00826
BGN	EUR	0,51130	0,51130	0,51194
EGP	EUR	0,13307	0,13864	0,12267
GBP	EUR	1,07434	1,10028	1,32175
MKD	EUR	0,01628	0,01636	0,01637
RON	EUR	0,23593	0,23547	0,27228
TRY	EUR	0,45021	0,46255	0,55671
USD	EUR	0,75143	0,76542	0,66830
RSD	EUR	0,01055	0,01071	0,01220
ZAR	EUR	0,07928	0,07721	0,08929

Notes to the Financial Statements

Group and Bank

NOTE 19:                 Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation

Cash Flow Statement

	Group			Bank
	31.03.2008			31.03.2008
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Cash flows from operating activities
Non-cash items included in profit and other adjustments	23.217	—	23.217	39.997	—	39.997
Other liabilities	220.874	247.831	(26.957)	171.575	152.830	18.745
Net cash from/(used in) operating activities from continuing operations	(14.212)	(10.472)	(3.740)	(913.522)	(972.264)	58.742

Cash flows from investing activities
Proceeds from redemption and sale of investment securities	4.457.605	4.206.015	10.283	435.405	435.396	9
Net cash from / (used in) investing activities	(240.068)	(250.351)	10.283	262.828	262.819	9

Cash flows from financing activities
Repayments of borrowed funds and debt securities	(167.162)	(160.619)	(6.543)	—	58.751	(58.751)
Net cash from / (used in) financing activities	(193.293)	(186.750)	(6.543)	—	58.751	(58.751)

Net increase/(decrease) in cash and cash equivalents	(666.977)	(666.977)	—	(689.881)	(689.881)	—

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou

(Registrant)

Date : 29th May, 2009

Chairman - Chief Executive Officer